Exhibit 99.II-1(m)

Private & Confidential

DATED 3RD DECEMBER, 2007

BBI HOLDINGS PLC	(1)

and

INVERNESS MEDICAL INNOVATIONS, INC.	(2)

________________________________________

EXCLUSIVITY AND INDUCEMENT FEE

DEED

________________________________________

Brimingham London Brussels

Tel +44 (0)870 903 1000  Fax +44 (0)870 904 1099  mail@wragge.com   www.wragge.com

THIS DEED is made on 3RD DECEMBER, 2007

BETWEEN:

(1)       BBI HOLDINGS PUBLIC LIMITED COMPANY (registered in England No. 03898291) whose registered office is at Golden Gate, Ty Glas Avenue, Cardiff, South Glamorgan CF14 5DX (“BBI”); and

(2)       INVERNESS MEDICAL INNOVATIONS, INC. (a corporation registered in the State of Delaware) whose principal place of business is at 51 Sawyer Road, Suite 200, Waltham, Massachusetts (“IMI”).

WHEREAS:

1)        IMI is contemplating making an offer for the entire issued and to be issued share capital of BBI on the terms and subject to conditions to be set out in due course in the Announcement (as defined below).

2)        The parties have agreed to implement the Proposal (as defined below) by way of a scheme of arrangement but IMI reserves the right in its sole discretion to elect to proceed with the proposal by way of IMI making a takeover offer for the entire issued and to be issued ordinary share capital of BBI instead.

NOW THIS DEED WITNESSES as follows:

1         Definitions and interpretation

1.1       In this Deed unless the context otherwise requires:

“acting in concert”	has the meaning given to it by the Code;

“Agreed Form”	in relation to any document means a document in a form which has been agreed by each party and which has, for the purposes of identification only, been initialled by both parties or on their behalf;

“BBI Board” or “BBI Directors”	means the board of directors of BBI;

“BBI Group”	means BBI, its subsidiaries and subsidiary undertakings;

“BBI Shareholders”	means the holders of BBI Shares;

“BBI Shares”	means ordinary shares of 2.5 pence each in BBI;

“Business Day”	means a day (other than a Saturday or Sunday or public holiday) on which banks are open for the transaction of all usual banking business in the City of London;

“CA 1985”	means the Companies Act 1985 (as amended);

“CA 2006”	means the Companies Act 2006;

“Code”	means the Code on Takeovers and Mergers;

“Competing Proposal”

means a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 51 per cent, or more of the BBI Shares or all or any material part of the business or assets of BBI or any of its subsidiary undertakings proposed by any third party which is not an associate (as defined in the Code) of IMI;

“Conditions”	means the conditions to implementation of the Proposal, to be set out in the Announcement, and “Condition” shall be construed accordingly;

“Court”	means the High Court of Justice in England and Wales;

“Exclusivity Period”	has the meaning given to it in clause 2;

“IMI Board of Directors”	means the board of directors of IMI;

“IMI Group”	means IMI, its subsidiaries and subsidiary undertakings;

“Indicative Offer Letter”	means the proposed offer terms set out in the letter dated 16th November 2007 from IMI to BBI;

“Inducement Fee”	means the sum set out in clause 8.3;

“Offer Document”	means the document which would be despatched to the BBI Shareholders if IM1 elects to proceed with the Proposal by means of a takeover offer;

“Panel”	means the Panel on Takeovers and Mergers;

“Proposal”

means the acquisition of the entire issued and to be issued ordinary share capital of BBI by IMI or persons acting in concert with it, to be implemented by way of a scheme of arrangement or at IMI’s sole discretion by way of IMI making a takeover offer instead;

“Scheme Document”	means the document in the Agreed Form which would be despatched to BBI Shareholders if IMI elects to implement the Proposal by way of a scheme of arrangement;

“UKLA”	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2       In this Deed, the expressions “subsidiary”, “subsidiary undertaking” and “holding company” shall have the meaning given to them in the CA 1985; “interest” when used in connection with shares, shall be construed in accordance with Part VI of the CA 1985; and “offer” shall include any offer, whether by way of general offer, tender offer, reverse takeover, share exchange, scheme of arrangement or other court scheme or otherwise.

1.3       When IMI is referred to as making or announcing an offer, it shall be construed as including a reference to a person acting in concert with IMI so doing.

2         Exclusivity

2.1       In consideration of the substantial costs IMI will incur in proceeding with the Proposal, BBI undertakes with IMI that from the date of this Deed and until the Proposal becomes effective or is declared unconditional or lapses (the “Exclusivity

Period”) in accordance with clause 9 of the Indicative Offer Letter as amended by IMI and BBI from time to time writing, it shall not, and shall procure that its directors, officers, advisers, agents, employees and its subsidiaries and their directors, officers, advisers, agents and employees (“BBI’s Associates”) shall not, directly or indirectly (save as may be otherwise agreed or consented to in writing by IMI):

(a)       solicit or initiate the submission of any proposal or offer from;

(b)      knowingly enter into or continue any discussions or negotiations, or come to any agreement, arrangement or understanding (whether legally binding or not) with; or

(c)       supply any information or provide any due diligence facilities or materials relating to BBI or any of BBI’s Associates to,

any person other than IMI and any persons acting in concert with IMI, relating to a Competing Proposal. Subject to compliance with clause 2.2, BBI will not be in breach of this clause 2.1 by virtue of it complying with the rules of the Code (including, but not limited to, providing information to a third party pursuant to Rule 20.2 of the Code) or to the extent that the BBI Directors have determined in good faith with the benefit of legal advice that to comply with the above would be in breach of their fiduciary duties.

2.2       BBI undertakes that during the Exclusivity Period it shall promptly notify IMI of any approach made to BBI or any of BBI’s Associates during such period by any person in relation to any of the matters set out in clause 2.1 and of any requests for any information relating to BBI or any of BBI’s Associates which may be made by any person other than IMI and any persons acting in concert with it.

2.3       The undertakings in clauses 2.1 and 2.2 shall cease to apply if IMI notifies BBI in writing that:

(a)       it no longer intends to pursue the Proposal; or

(b)      it no longer intends to proceed with the Proposal on terms that are materially the same as the proposed offer terms set out in the letter dated 16 November 2007 from IMI to BBI

2.4       IMI shall promptly notify BBI in writing if, at any time during the Exclusivity Period, it ceases actively to consider and progress the Proposal on terms that are materially the same as the proposed terms set out in the Indicative Offer Letter,

3         Announcement

The parties shall use reasonable endeavours to procure the release of the detailed announcement, pursuant to Rule 2,5 of the Code, of their intention to implement the Proposal (the “Announcement”) prior to such time and date as may be agreed by the parties provided that the BBI Directors have not before then resolved to withdraw, amend or vary their recommendation of the Proposal.

4         Implementation of the Proposal

4.1       Other than as provided for in this Deed, each of BBI and IMI undertakes to the other that it will co-operate and take or cause to be taken all such steps as are within its power and are necessary and reasonable to implement the Proposal as soon as reasonably practicable, provided always that IMI’s obligations under this Deed shall in all respects be subject to and without prejudice to:

(a)       its right, in its sole discretion, not to proceed with the Proposal;

(b)      its right, in its sole discretion, to elect to implement the Proposal by way of a takeover offer or by way of a scheme of arrangement; and

(c)       its ability (in accordance with the Code) to invoke one or more of the Conditions.

5         Preparation of Documentation

5.1       In the event that the Proposal is implemented by way of a takeover offer, BBI undertakes to provide IMI with all such information about the BBI Group as may reasonably be required for inclusion in an Offer Document and to provide all such other assistance as IMI may reasonably require in connection with the preparation of an Offer Document, including access to, and ensuring the provision of assistance by, relevant professional advisers, provided that the BBI Board has not withdrawn its recommendation. IMI agrees to consult with BBI as to the content of an Offer

Document to the extent that content relates to the BBI Group or the BBI Directors. BBI will procure that the BBI Directors accept responsibility for all of the information in an Offer Document relating to BBI, the BBI Group and the BBI Directors.

5.2       In the event that the Proposal is implemented by way of a scheme of arrangement, then in reasonable time following the date of this Deed, both parties shall work diligently to ensure that a Scheme Document is finalised in sufficient time to permit application to the Court to be made for liberty to convene shareholder meetings and for a Scheme Document to be posted to BBI shareholders as soon as reasonably practicable.

5.3       BBI agrees to consult with IMI as to the form and content of a Scheme Document and, to the extent that a Scheme Document relates to any matter other than BBI, the BBI Group or the BBI Directors, it will seek the approval of IMI (such approval not to be unreasonably withheld or delayed) to the content of a Scheme Document and afford IMI sufficient time to consider such document in order to give its approval. IMI undertakes to provide BBI with all such information about itself and the IMI Group as may reasonably be required for inclusion in a Scheme Document and provide all such other assistance as BBI may reasonably require in connection with the preparation of a Scheme Document, including access to, and ensuring the provision of assistance by, relevant professional advisers. IMI will procure that the IMI Directors accept responsibility for all of the information in a Scheme Document relating to IMI, the IMI Group and the IMI Directors. BBI will procure that the BBI Directors accept responsibility for all of the information in a Scheme Document relating to BBI, the BBI Group and the BBI Directors.

6         Compliance with Code

6.1       IMI and BBI agree to comply with the provisions of the Code (as applicable) in connection with the Proposal.

6.2       For the avoidance of doubt nothing in this Deed will oblige BBI to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

7         Conduct of business

7.1       BBI undertakes that prior to the termination of this Deed in accordance with its terms, BBI shall not, and it shall procure that no other member of the BBI Group shall,

except with the prior written consent of IMI:

(a)       carry on business other than in the ordinary course and in all material respects consistent with past practice; or

(b)      materially alter the nature or scope of the BBI business, the business of the BBI Group taken as a whole or the business of any material member of the BBI Group;

(c)       subject to the fiduciary duties of the BBI Board, take any action with the intention to, or which the BBI Board knew or considered might, materially delay or prejudice the Proposal (whether implemented by a takeover offer or scheme of arrangement);

(d)      subject to the fiduciary duties of the BBI Board, knowingly do or omit to do any act with the intention of causing any of the Conditions not to be satisfied in a material respect; or

(e)       agree to do any of the foregoing.

8         Inducement Fee

8.1       In consideration of IMI agreeing to commit time and personnel to making preparations for the purposes of the Proposal, and as a pre-condition to IMI being prepared to do so, BBI undertakes to IMI in the terms set out in this clause 8.

8.2       If, between the date of issue of the Announcement and the date upon which the Proposal lapses or (as applicable) is not approved by BBI Shareholders:

(a)       the BBI Board (or any committee thereof) at any time withdraws or adversely modifies or qualifies its unanimous recommendation of the Proposal or determines not to implement the Proposal; or

(b)      a third party announces that it is considering making a Competing Proposal, and:

(i)        that Competing Proposal (whether or not announced by the third party or any person acting in concert with it) completes or becomes effective or becomes or is declared unconditional in all respects; or

(ii)       that Competing Proposal is referred to the competition authorities, lapses, and the relevant third party makes another offer for BBI which completes, or becomes effective or becomes or is declared unconditional in all respects, then BBI shall pay to IMI the Inducement Fee.

8.3       The Inducement Fee shall be an amount of 1% of gross offer consideration inclusive of amounts in respect of value added tax chargeable thereon (if any).

8.4       BBI shall not be liable to pay the Inducement Fee more than once.

8.5       Any amount payable under clause 8.2 shall be paid in immediately available funds (to a bank account nominated by IMI in writing for this purpose) within two Business Days of, in the case of clause 8.2 (a), the date of the BBI decision and, in the case of clause 8.2 (b), the date of completion of the relevant offer or scheme.

9         Break Fee

9.1       In consideration of the covenants of BBI in this Deed and BBI agreeing to make necessary preparations for the purposes of the Proposal, IMI undertakes to BBI in the terms set out in this clause 9.

9.2       If, between the date of issue of the Announcement and the date upon which the Proposal lapses, or (as applicable) is not approved by BBI Shareholders IMI withdraws or adversely modifies the proposed terms of the Proposal or determines not to implement the Proposal for any reason other than:

(a)       a material change in the trading or financial position of BBI since the date of the Announcement;

(b)      a material breach of this Agreement by BBI; or

(c)       that prior to the Announcement BBI knowingly failed to disclose information to IMI in response to a specific request by IMI, where such information is sufficiently material to enable a Condition to be invoked and was not in the public domain at the time of the Announcement,

then IMI shall pay to BBI the Break Fee.

9.3       The Break Fee shall be an amount 1% of gross offer consideration inclusive of amounts in respect of value added tax chargeable thereon (if any).

9.4       IMI shall not be liable to pay the Break Fee more than once.

9.5       Any amount payable by IMI under clause 9.2 shall be paid in immediately available funds (to a bank account nominated by BBI for this purpose) within two Business Days of the date IMI withdraws, adversely modifies or determines not to implement the Proposal.

10       Termination

10.1     Save in respect of and without prejudice to any accrued breach or any accrued obligation to pay the Inducement Fee or Break Fee by either party, the obligations contained in this Deed shall terminate on the expiry of the Exclusivity Period or, if earlier:

(a)       by notice in writing from either party following a material breach of any of the obligations of the other set out in this Deed;

(b)      upon the Proposal lapsing or being withdrawn;

(c)       if a Competing Proposal (or any amendment, variation or revision of such Competing Proposal) becomes or is declared wholly unconditional or is completed;

(d)      if IMI elects to implement the Proposal by way of a takeover offer, if the takeover offer, once announced under Rule 2.5 of the Code, lapses in accordance with its terms or is withdrawn or not made;

(e)       if BBI Shareholders do not vote to approve the Proposal where IMI elects to implement the Proposal by way of a scheme of arrangement; or

(f)       following discussion with and subject to the agreement of the Panel, any condition of the Proposal becomes incapable of being satisfied or waived.

10.2     Clauses 8 and 9 and 11 to 20 inclusive shall survive termination.

11       Notices

11.1     A notice under this Deed shall only be effective if it is in writing. Any notice must be sent by email.

11.2     Notices under this Deed regarding IMI shall be sent only to Peter Welch (peter.weich@unipath.com) and Veronique Ameye (veronique.ameye@invmed.com) (with a copy to Anne Warner (anne.wamer@invmed.com)) at IMI, and notices under this Deed in relation to BBI shall be sent only to Julian Baines (julianbaines@britishbiocell.co.uk) at BBI, provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause,

11.3     Any notice given under this Deed shall be deemed to have been duly given when sent by email with receipt confirmed.

11.4     Any notice given under this Deed outside the ordinary office hours of the recipient shall be deemed not to have been given until the start of the next following Business Day.

12       Remedies and Waivers

12.1     No delay or omission by any party to this Deed in exercising any right, power or remedy provided by law or under this Deed shall:

(a)       affect that right, power or remedy; or

(b)      operate as a waiver of it.

12.2     The single or partial exercise of any right, power or remedy provided by law or under this Deed shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

12.3     The rights, powers and remedies provided in this Deed are cumulative and not exclusive of any rights, powers and remedies provided by law.

12.4     Without prejudice to any other rights and remedies which either party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by the other party of the provisions of this Deed and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the other party shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Deed by the other party and no proof of special damages shall be necessary for the enforcement by either party of its rights under this Deed.

13       Invalidity

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)       the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

(b)      the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

14       No Partnership

Nothing in this Deed and no action taken by the parties under this Deed shall constitute a partnership, association, joint venture or other co-operative entity between the parties.

15       Contracts (Rights of Third Parties) Act 1999

The parties to this Deed do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

16       Assignment

No party shall assign all or any part of the benefit of, or its rights or benefits under, this Deed.

17       Announcements

17.1     Subject to sub-clause 17.2, no announcement (other than the Announcement)

concerning the Proposal or any ancillary matter contemplated by this Deed shall be made by either party hereto without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

17.2     BBI and IMI may each make such announcements as are required by:

(a)       the law of any relevant jurisdiction; or

(b)      any securities exchange or regulatory or governmental body or other authority to which that party is subject or submits, wherever situated, including (without limitation) the Securities and Exchange Commission, the UKLA, the American Stock Exchange, the London Stock Exchange and the Panel, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement.

18       Costs

Each party will pay its own costs associated with the negotiation, preparation and implementation of this Agreement.

19       General

19.1     This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Deed, but all the counterparts shall together constitute but one and the same instrument.

19.2     This Deed may be modified or amended only by written Deed of the parties.

20       Law

This Deed shall be governed by, and construed in accordance with, English and Welsh law and the parties hereby irrevocably submit to the jurisdiction of the English and Welsh courts.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed the day and year first above written:

EXECUTED as a DEED	)	/s/ [Illegible]
by BBI HOLDINGS PLC	)
acting by two directors/

a director and its secretary		/s/ [Illegible]

EXECUTED as a DEED	)
by INVERNESS MEDICAL	)
INNOVATIONS, INC.	)
acting by two directors

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed the day and year first above written:

EXECUTED as a DEED	)
by BBI HOLDINGS PLC	)
acting by two directors/

a director and its secretary

EXECUTED as a DEED	)	/s/ [Illegible]
by INVERNESS MEDICAL	)
INNOVATIONS, INC.	)	/s/ [Illegible]
acting by two directors